

David Goldberg · 3rd

Founder + CEO at Curos

New York City Metropolitan Area · Contact info

500+ connections

Curos

New York University

Experience

Founder + CEO
Curos
Jan 2017 – Present · 5 yrs 1 mo
Greater New York City Area

Advisor
Velos.io
Jan 2008 – Present · 14 yrs 1 mo

Investor
Bina Technologies
May 2014 – Present · 7 yrs 9 mos
San Francisco Bay Area

Acquired by Roche - December 2014

Founder, President
StyleCaster Media Group - Acquired by SheKnows Media Holdings
Jul 2006 – Jan 2017 · 10 yrs 7 mos

Sales Executive
CNET Networks
Jul 2006 – May 2008 · 1 yr 11 mos

Education

New York University